Exhibit 12.1

MPG OFFICE TRUST, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Unaudited; in thousands, except ratios)

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings Available for Fixed Charges and Preferred Dividends:
Loss from continuing operations before equity in net income of unconsolidated joint venture	$(58,099)	$(58,236)	$(56,566)	$(77,873)	$(77,502)

Plus fixed charges:
Interest expense (including amortization of loan fees)	112,041	117,907	120,048	127,828	109,743
Capitalized interest and loan fees	1,071	1,449	519	97	7,152
Estimate of interest within rental expense	318	342	384	592	579

Fixed charges	113,430	119,698	120,951	128,517	117,474

Plus:
Amortization of loan fees	3,195	3,107	3,383	3,492	4,986
Distributions from (to) unconsolidated joint venture	27,029	(620)	—	(160)	4,600
Less:
Preferred stock dividends	(18,550)	(18,806)	(19,064)	(19,064)	(19,064)
Capitalized interest and loan fees	(1,071)	(1,449)	(519)	(97)	(7,152)

Earnings	$65,934	$43,694	$48,185	$34,815	$23,342

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$113,430	$119,698	$120,951	$128,517	$117,474
Preferred stock dividends	18,550	18,806	19,064	19,064	19,064

Combined fixed charges and preferred dividends	$131,980	$138,504	$140,015	$147,581	$136,538

Ratio of earnings to combined fixed charges and preferred dividends	0.50	0.32	0.34	0.24	0.17

Deficiency	$66,046	$94,810	$91,830	$112,766	$113,196